UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 1)

(Rule 13d-101)

information to be included in statements filed pursuant
to rules 13d-1(a) and amendments thereto filed
pursuant to rule 13d-2(a)1

Q LOTUS HOLDINGS, INC.
(Name of Issuer) Common Stock
(Title of Class of Securities) 74733U102

(CUSIP Number)

Joshua T. Goldstein, c/o The Lynmark Group, Four Executive Boulevard, Suffern, NY 10901, (845) 357-7000 Ext. 212

With a copy to:

James Rieger, Esq.

Tannenbaum Helpern Syracuse & Hirschtritt LLP

900 Third Avenue

New York, NY 10022

(212) 508-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications) September 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74733U102		13D/A	Page 2 of 7 Pages
1.			names of reporting persons i.r.s. identification no. of above persons (entities only) JOSHUA T. GOLDSTEIN
2.	check the appropriate box if a group*		(a) ☐ (b) ☐
3.			sec use only
4.			sources of funds PF (Personal funds of the filer).
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)		☐
6.			citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 17,500,000
beneficially owned by	8.	shared voting power 36,000,000
each reporting	9.	sole dispositive power 17,500,000
person with	10.	shared dispositive power 36,000,000
11.			aggregate amount beneficially owned by each reporting person 53,500,000
12.	check box if the aggregate amount in row (11) excludes certain shares *		☐
13.			percent of class represented by amount in row 11 33.83%
14.			type of reporting person* IN

CUSIP No. 74733U102		13D/A	Page 3 of 7 Pages
1.			names of reporting persons i.r.s. identification no. of above persons (entities only) GOLDSTEIN FAMILY PARTNERSHIP II, L.P.
2.	check the appropriate box if a group*		(a) ☐ (b) ☐
3.			sec use only
4.			sources of funds PF (Personal funds of the filer).
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)		☐
6.			citizenship or place of organization UNITED STATES OF AMERICA
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 36,000,000
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 36,000,000
11.			aggregate amount beneficially owned by each reporting person 36,000,000
12.	check box if the aggregate amount in row (11) excludes certain shares *		☐
13.			percent of class represented by amount in row 11 22.77%
14.			type of reporting person* OO

CUSIP No. 74733U102	13D/A	Page 4 of 7 Pages

ITEM 1. Security and Issuer

This Amendment No. 1 (the “Amendment”) amends, supplements and replaces the Schedule 13D dated January 10, 2013 (the “Initial Schedule 13D”), which was filed by and on behalf of Joshua T. Goldstein, a citizen of the United States (“Goldstein”), which previously amended, supplemented and replaced the Schedule 13G dated December 21, 2012, filed by and on behalf of Goldstein. This Amendment relates to the common stock (“Common Stock”) of Q Lotus Holdings, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 520 North Kingsbury Street, Suite 1810, Chicago, IL 60654.

ITEM 2. Identity and Background

(a)     This statement is filed by Goldstein and Goldstein Family Partnership II, L.P., a Delaware limited partnership (the “Partnership” and, together with Goldstein, the “Reporting Persons”). Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)     The business address for the Reporting Persons is c/o The Lynmark Group, Four Executive Boulevard, Suffern, NY 10901.

(c)     Goldstein is an Executive Vice President with The Lynmark Group. The principal business of The Lynmark Group is real estate development and management. Goldstein is also the President of Goldstein Family Management, Inc., which serves as the general partner of the Partnership. The Partnership is a family investment vehicle.

(d)     The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration

The Reporting Persons purchased the shares of Common Stock of the Issuer pursuant to five securities purchase agreements with the Issuer for an aggregate of $235,000. All funds used in such securities purchase agreements were obtained through the personal funds of the Reporting Persons.

ITEM 4. Purpose of Transaction

The Reporting Persons purchased the shares of Common Stock of the Issuer for investment purposes.

The Reporting Persons expect from time to time to acquire or dispose of additional shares of Common Stock via open market transactions, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock. However, there is no timetable or pre-arranged plan related to the purchase or sale of additional shares of Common Stock. Such decisions will be made based on trading activity and the relative value of the shares of Common Stock, as defined by market conditions, as the Reporting Persons expect to continuously review such person’s investment in the Issuer.

CUSIP No. 74733U102	13D/A	Page 5 of 7 Pages

The Reporting Persons also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of their Common Stock or such other securities as they owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives.

Consistent with their investment intent, the Reporting Persons may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, operations, strategic direction, board composition, capital structure, stock exchange listing criteria, prospects and management, as well as various ways of maximizing shareholder value, which may or may not include extraordinary transactions. The Reporting Persons intend to participate in and influence the affairs of the Company through the exercise of their voting rights with respect to their shares of Common Stock.

In accordance with the fifth securities purchase agreement entered into between the Partnership and the Issuer as of September 19, 2013 (the “Fifth Securities Purchase Agreement”, a copy of which is attached as Exhibit B), the Issuer agrees to provide the Partnership with twenty (20) days’ prior written notice if the Issuer desires to issue and sell any of its preferred stock. At such time the Partnership shall have the right and option, but not the obligation, to acquire up to an aggregate of 100,000,000 shares of such preferred stock for a purchase price of $.01 per share. In addition, the Issuer agrees to provide the Partnership with twenty (20) days’ notice in the form of a right of first refusal notice if the Issuer desires to issue and sell any of its preferred stock in a bona fide sale to a third party. At such time the Partnership shall then have the right and option, but not the obligation, to acquire any or all of such preferred stock on the price and other terms set forth in the right of first refusal notice.

Except as indicated herein, the Reporting Persons do not, as stockholders of the Issuer, have any plan or proposal that relates or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D/A. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5. Interest in Securities of the Issuer

(a)-(b) Joshua T. Goldstein may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be the beneficial owner of an aggregate of 53,500,000 shares of Common Stock as of September 19, 2013, which represent 33.83% of the Issuer’s outstanding shares of Common Stock.

(i)	Sole power to vote or direct vote: 17,500,000

(ii)	Shared power to vote or direct vote: 36,000,000

(iii)	Sole power to dispose of or direct the disposition: 17,500,000

(iv)	Shared power to dispose of or direct the disposition: 36,000,000

CUSIP No. 74733U102	13D/A	Page 6 of 7 Pages

The Partnership may be deemed, for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of an aggregate of 36,000,000 shares of Common Stock as of September 19, 2013, which represent 22.77% of the Issuer’s outstanding shares of Common Stock.

(i)	Sole power to vote or direct vote: 0

(ii)	Shared power to vote or direct vote: 36,000,000

(iii)	Sole power to dispose of or direct the disposition: 0

(iv)	Shared power to dispose of or direct the disposition: 36,000,000

For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding is assumed to be 158,107,681, which includes the 122,107,681 outstanding shares of Common Stock of the Issuer, as disclosed on the Issuer’s Form 10-Q filed with the SEC on August 19, 2013, plus the 36,000,000 outstanding shares of Common Stock of the Issuer sold to the Partnership pursuant to the Fifth Securities Purchase Agreement, which is attached as Exhibit B.

(c)     There has been one transaction in the shares of Common Stock by the Reporting Persons during the past sixty days. The trading date, number of shares of Common Stock purchased or sold and the price per share for the transaction in the Common Stock within the last sixty days by the Partnership is set forth in Exhibit A, and is incorporated by reference. The transaction was effected pursuant to the Fifth Securities Purchase Agreement.

(d)     The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held by it.

(e)     Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the securities purchase agreements between the Reporting Persons and the Issuer, the Reporting Persons received piggy-back registration rights with respect to their shares of Common Stock.

ITEM 7. Material to be Filed as Exhibits.

Exhibit A – Transactions Effected in the Past Sixty Days

Exhibit B – Fifth Securities Purchase Agreement, dated as of September 19, 2013

CUSIP No. 74733U102	13D/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 19, 2013
Date

/s/ Joshua T. Goldstein
Signature

Joshua T. Goldstein
Name/Title

GOLDSTEIN FAMILY PARTNERSHIP II, L.P.
By: Goldstein Family Management, Inc.

By: /s/ Joshua T. Goldstein
Name: Joshua T. Goldstein
Title: President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

EXHIBIT A

Transactions Effected in the Past Sixty Days

Date of Transaction	Number of Shares Purchased	Price Per Share
9/19/2013	36,000,000	$0.0016666

EXHIBIT B

Fifth Securities Purchase Agreement, dated as of September 19, 2013

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this “Agreement”) is entered into as of this 19th day of September, 2013 by and between Goldstein Family Partnership II, L.P. (the “Purchaser” or the “Holder”), and Q Lotus Holdings, Inc., a Nevada corporation (the “Issuer”).

WHEREAS, Purchaser desires to acquire equity securities of the Issuer and the Issuer desires to issue and sell them to Purchaser.

NOW, THEREFORE, in consideration of the mutual promises and covenants hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Purchaser and Issuer hereby agree as set forth in this Agreement.

1.          Issuance and Sale of Shares. Issuer hereby agrees to issue, sell, transfer, assign and convey to Purchaser at the Closing (as defined below), and Purchaser hereby agrees to purchase and acquire from Issuer at the Closing, 36,000,000 fully paid and nonassessable shares of Common Stock, par value, $.0001 per share of the Issuer (the “Shares”), free and clear of all liens, claims and other encumbrances.

2.          Purchase Price. The per share purchase price for the Shares is $0.0016666 and the aggregate purchase price for the Shares is $60,000 (the “Purchase Price”).

3.          Closing. The closing of the transactions contemplated hereby (the “Closing”) shall occur and be effective on the date hereof or such other date as the parties shall mutually agree. At Closing, title to the Shares shall pass from Issuer to Purchaser. Purchaser shall pay the Purchase Price by wire transfer of immediately available funds to the Issuer, made to such bank account or accounts as the Issuer shall specify by written notice to Purchaser delivered in sufficient time to allow for the transfer to be so made in the ordinary course. The representations and warranties set forth below shall survive the Closing.

4.          Deliveries at Closing.

At the Closing, Purchaser shall deliver the Purchase Price. As soon as reasonably practicable following the Closing, the Issuer shall deliver, or cause its transfer agent to deliver, stock certificates to the Purchaser evidencing the Shares.

5.          Issuer’s Representations and Warranties. Issuer represents and warrants to Purchaser as follows:

(a)        Issuer has legal power and authority to execute and deliver this Agreement and to perform its obligations hereunder. No other act or proceeding on the part of Issuer will be necessary to authorize the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby.

(b)        Issuer and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its organization.

(c)        Issuer’s execution and performance under this Agreement is not limited or prohibited by, and will not cause a breach of, constitute a default under, result in the termination or acceleration of, terminate, modify or cancel, or require any notice under any agreement or understanding to which Issuer is a party, and this Agreement represents a valid and binding obligation of Issuer, enforceable against it in accordance with its terms.

(d)        There are no actions, suits, proceedings, orders or investigations pending or, to the Issuer’s knowledge, threatened against or affecting Issuer, at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, which could adversely affect Issuer’s performance under this Agreement or the consummation of the transactions contemplated hereby.

(e)        No permit, consent, approval or authorization of, or declaration to or filing with, any governmental or regulatory authority or any other party or person is required in connection with the execution, delivery or performance of this Agreement by Issuer or the consummation by the Issuer of the transactions contemplated hereby. Assuming the representations and warranties of the Purchaser are true, the offer and sale of the Shares pursuant to this Agreement are exempt from the registration requirements of the 1933 Act (as defined below) and the Issuer has not and will not take any actions which would cause the offers and sales contemplated hereunder to be ineligible for such exemption or subject the same to the registration or qualification requirements or blue sky laws of any applicable jurisdiction. The offer and sale of the Shares was made in accordance with, and in full compliance with, all applicable federal and state securities laws.

(f)         At the Closing, by acquiring the Shares as contemplated by this Agreement, Purchaser shall receive good and marketable title to all of the Shares free and clear of all liens, claims or encumbrances, other than the effects of applicable securities laws on the resale of the Shares.

(g)        All reports, forms and statements required to be filed by the Issuer during the period from January 1, 2012 to the date of this Agreement under the Securities Exchange Act of 1934, as amended, have been duly filed. The Issuer has heretofore made public disclosure of such additional material information since the date of the Issuer’s Annual Report on Form 10-K for the fiscal year ended March 31, 2013 as it was required to disclose pursuant to the requirements of applicable federal and state securities and other laws. The Report on Form 10-K for the fiscal year ended March 31, 2013 and all subsequent reports on Forms 10-Q and 8-K, annual reports to stockholders, proxy statements and other public disclosures as of the dates thereof or the dates made, and such other documents or information with respect to the Issuer and its subsidiaries supplied to the Purchaser by the Issuer or on its behalf, taken as a whole, were or are true, correct and complete and did not or do not contain any statement which is false or misleading with respect to a material fact, and did not or do not omit to state a material fact necessary in order to make the statements therein not false or misleading.

6.          Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to Issuer as follows:

(a)        Purchaser has legal capacity to execute and deliver this Agreement and to perform its obligations hereunder. No other act or proceeding on the part of Purchaser will be necessary to authorize the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby.

(b)        This Agreement represents a valid and binding obligation of Purchaser, enforceable against it in accordance with its terms.

(c)        Purchaser is purchasing the Shares for investment purposes and not with a view to offer or sale thereof in connection with any public distribution or in any other manner that would violate the Securities Act of 1933, as amended (the “1933 Act”) or the securities or blue sky laws of any state or of any foreign jurisdiction or require registration thereunder. Purchaser will not offer or sell or otherwise dispose of any of the Shares so purchased in violation of the 1933 Act or the Securities Exchange Act of 1934, as amended. Purchaser understands that the Shares are being offered and sold in reliance upon specific exemptions from the registration requirements of federal and state securities laws and that the Issuer is relying upon the truth and accuracy of the representations and warranties of the Purchaser set forth herein in order to determine the availability of such exemptions. The Purchaser understands and agrees that the Shares have not been registered under the 1933 Act, or any foreign or state securities laws and that, accordingly, will not be transferable except as permitted under various exemptions contained in the 1933 Act, foreign or state securities laws, or upon satisfaction of the registration and prospectus delivery requirements of the 1933 Act. The Purchaser acknowledges and agrees that it must bear the economic risk of the Shares it is acquiring hereunder for an indefinite period of time because such Shares have not been registered under the 1933 Act and therefore cannot be transferred unless subsequently registered or an exemption from registration is available.

(d)        Purchaser is a sophisticated investor and has expertise in, and is not relying on the Issuer with respect to, the corporate, tax, legal, regulatory and economic considerations involved in the acquisition of the Shares.

7.          Notices. All notices and other communications required or desired to be given pursuant to this Agreement will be given in writing and will be deemed duly given upon personal delivery, or on the third day after mailing if sent by an nationally recognized overnight delivery service which maintains records of the time, place and recipient of delivery, or upon receipt of an electronically confirmed transmission if sent by telex, telecopy or facsimile transmission, and in each case if addressed as follows, as the same may be changed from time to time by any party in accordance with this Section:

If to Purchaser:

Goldstein Family Partnership II, L.P.

c/o The Lynmark Group

Four Executive Boulevard

Suffern, NY 10901

With a copy to:

Tannenbaum Helpern Syracuse & Hirschtritt LLP

900 Third Avenue

New York, NY 10022

Attn: James Rieger, Esq.

Telecopy: (212) 371-1084

If to Issuer:

Q Lotus Holdings, Inc.

520 North Kingsbury Street, Suite 1810

Chicago, IL 60654

Attn: Gary A. Rosenberg

8.          Indemnification. Notwithstanding the consummation of the transactions contemplated hereby, and regardless of any investigation made at any time by or on behalf of Issuer or any information which Issuer may have in the future, Purchaser shall hold Issuer harmless against and shall reimburse Issuer for any losses, liabilities, damages, claims and expenses (including reasonable attorneys’ fees and expenses) (collectively “Losses”) resulting from any untrue representation, breach of warranty or nonfulfillment of any covenant by the Purchaser hereunder. Notwithstanding the consummation of the transactions contemplated hereby, and regardless of any investigation made at any time by or on behalf of Purchaser or any information which Purchaser may have in the future, Issuer shall hold Purchaser harmless against and shall reimburse Purchaser for any Losses resulting from any untrue representation, breach of warranty or nonfulfillment of any covenant by the Issuer hereunder.

9.          Right of First Offer/Right of First Refusal. (a) If the Issuer, from time to time, desires to issue and sell any of its preferred stock, the Issuer shall give the Purchaser twenty (20) days’ prior written notice thereof. The Purchaser shall then have the right and option, but not the obligation, by written notice to the Issuer to acquire up to an aggregate of 100,000,000 shares of such preferred stock for a purchase price of $.01 per share. (b) Only after complying with Section 9(a), if the Issuer, from time to time, desires to issue and sell any of its preferred stock in a bona fide sale to a third-party, the Issuer shall first give the Purchaser twenty (20) days’ prior written notice thereof, including the material terms of such proposed transaction (the “ROFR Notice”). The Purchaser shall then have the right and option, but not the obligation, by written notice to the Issuer to acquire any or all of such preferred stock on the price and other terms set forth in the ROFR Notice. If the Purchaser declines to purchase any such preferred stock subject to a ROFR Notice, the Issuer may then sell such preferred stock on the terms set forth in the ROFR Notice within the following ninety (90) days.

10.        Miscellaneous. In interpreting, construing and administering this Agreement, Purchaser and Issuer hereby agree as follows:

(a)        This Agreement, together with Schedule 1 hereto, represents the entire agreement and understanding of the parties with regard to the subject matter hereof, and supersedes all prior and contemporaneous oral or written agreements with regard to such subject matter.

(b)        This Agreement may not be terminated, discharged or modified except by delivery of a written document signed by Purchaser and Issuer.

(c)        Issuer and Purchaser each agree to execute and deliver such documents and to take such further action as the other party may reasonably request in order to effectuate the transactions described in this Agreement.

(d)        The headings of the paragraphs of this Agreement are for convenience only and shall not constitute a part hereof.

(e)        This Agreement shall be construed and enforced pursuant to the laws and decisions of the state of New York without giving effect to any choice or conflict of law provisions that would cause the application of law of any jurisdiction other than the state of New York. The parties agree that this Agreement was negotiated in New York, NY.

(f)         This Agreement may be executed in one or more counterparts, each of which shall constitute an original but all of which shall constitute one and the same instrument.

(g)        No party may assign or delegate its rights or obligations under this Agreement without the prior written consent of each other party. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

(h)        The Issuer shall be bound by Schedule 1 hereto as if a part of this Agreement.

(i)         All actions or proceedings arising in connection with this Agreement may be tried and litigated in the state or federal courts located in the State of New York. Each party hereby waives any right it may have to assert the doctrine of forum non conveniens or similar doctrine or to object to venue with respect to any proceeding brought in accordance with this paragraph, and stipulates that the state and federal courts located in the State of New York shall have in persona jurisdiction over each of them for the purpose of litigating any such dispute, controversy, or proceeding. Each party hereby authorizes and accepts service of process sufficient for personal jurisdiction in any action against it as contemplated by this Section 9(i) by nationally recognized overnight courier, postage prepaid, to its address for the giving of notices as set forth in Section 7 above. Nothing herein shall affect the right of any party to serve process in any other manner permitted by law. Each party agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

IN WITNESS WHEREOF, Purchaser and Issuer have entered into this Agreement as of the date first written above.

GOLDSTEIN FAMILY PARTNERSHIP II, L.P.

By its general partner, Goldstein Family Management, Inc.

By:	/s/ Joshua T. Goldstein
Joshua T. Goldstein, President of general partner

Q LOTUS HOLDINGS, INC.

By:	/s/ Gary A. Rosenberg
Name: Gary A. Rosenberg
Title: Chief Executive Officer

Schedule 1

Piggy-Back Registration Rights.

1.          The term “Registrable Securities” shall mean Shares, together with any shares of common stock issued or issuable by way of a stock dividend or stock split or in connection with any recapitalization, merger, consolidation or other reorganization; provided that the term “Registrable Securities” shall not include any securities that have been either: (i) publicly resold pursuant to Rule 144 promulgated under the 1933 Act or (ii) are eligible for sale under Rule 144(k) of the 1933 Act.

2.          If at any time hereafter, the Issuer shall prepare and file one or more registration statements under the 1933 Act, with respect to a public offering of Registrable Securities of the Issuer, other than registration statements on Form S-4 or S-8 (or their successor forms), the Issuer will include in any such registration statement such information as is required, and such number of Registrable Securities held by the Holder and/or his assigns as may be requested by him and/or them, to permit a public offering of the Registrable Securities so requested; provided, however, that in the case of an underwritten offering, if, in the written opinion of the Issuer’s managing underwriter for such offering, the inclusion of the Registrable Securities requested to be registered, when added to the securities being registered by the Issuer or any other selling security holder(s), would exceed the maximum amount of the Issuer’s securities that can be marketed without otherwise materially and adversely affecting the entire offering, then such managing underwriter may exclude from such offering that portion of the Registrable Securities requested to be so registered, provided that a pro-rata portion of each other selling security holder’s securities (other than securities being registered pursuant to demand registration rights) is also excluded, so that the total number of securities to be registered is within the maximum number of shares that, in the opinion of the managing underwriter, may be marketed without otherwise materially and adversely affect the entire offering.

3.          In the event of such a proposed registration, the Issuer shall furnish the Holder with not less than twenty (20) days’ written notice prior to the proposed date of filing of such registration statement. Such notice shall continue to be given by the Issuer to the Holder with respect to subsequent registration statements until such time as all of the Registrable Securities have been registered or may be sold without registration under the 1933 Act or applicable state securities laws and regulations, and without limitation as to volume pursuant to Rule 144 of the 1933 Act. The Holder shall exercise the rights provided for herein by giving written notice to the Issuer, within ten (10) days of receipt of the Issuer’s notice of its intention to file a registration statement.

4.          It shall be a condition precedent to the obligations of the Issuer to take any action pursuant to this Agreement with respect to the Registrable Securities that the Holder furnish to the Issuer such information regarding itself, the Registrable Securities held by him, and the intended method of disposition of such securities as shall be required to effect the registration of the Registrable Securities.

5.          The Issuer shall pay all costs (excluding fees and expenses of the Holder’s counsel and any underwriting or selling commissions or other charges of any broker-dealer acting on behalf of the Holder), fees and expenses in connection with all post-effective amendments or new registration statements filed pursuant to this Agreement, including, without limitation, the Issuer’s legal and accounting fees, printing expenses and blue sky fees and expenses.

(f)         In the event of any registration of any of the Registrable Securities under this Agreement, the Issuer will indemnify and hold harmless Holder against any losses, claims, damages or liabilities, to which Holder may become subject, insofar as any losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Registrable Securities are registered under the 1933 Act, any preliminary prospectus or final prospectus contained in the registration statement, or any amendment or supplement to such registration statement, or arise out of or are based upon the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the Issuer will reimburse Holder for any legal or any other expenses reasonable incurred by Holder in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Issuer will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any untrue statement or omission made in such registration statement, preliminary prospectus or prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Issuer, in writing, by or on behalf of Holder specifically for use in the preparation thereof.

(g)        In the event of any registration of any of the Registrable Securities under this Agreement, the Holder will indemnify and hold harmless the Issuer, each of its directors and officers and each underwriter (if any) and each person, if any, who controls the Issuer or any such underwriter within the meaning of the 1933 Act, against any losses, claims, damages or liabilities, joint or several, to which the Issuer, such directors and officers, underwriter or controlling person may become subject under the 1933 Act, state securities laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any registration statement under which such Registrable Securities were registered under the 1933 Act, any preliminary prospectus or final prospectus contained in the registration statement, or any amendment or supplement to the registration statement, or arise out of or are based upon any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Holder will reimburse the Issuer, each of its directors and officers, each underwriter and each controlling person for any legal or other expenses reasonable incurred by the Issuer, each director and officer, each underwriter and each controlling person in connection with investigating and defending any such loss, claim, damage, liability or action, in all cases solely if the statement or omission was made in reliance upon and in conformity with information furnished to the Issuer by or on behalf of the Holder specifically for use in connection with the preparation of such registration statement, prospectus, amendment or supplement.